SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

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São Paulo, September 01, 2021.

Securities and Exchange Commission of Brazil (CVM)

Re.: Official Letter 206/2021/CVM/SEP/GEA-1 - Request for clarifications

Dear Sirs,

We refer to Official Letter 206/2021/CVM/SEP/GEA-1 ("Official Letter") dated August 31, 2021, transcribed below, through which you requested clarifications from Braskem S.A. ("Braskem" or "Company") regarding the news report published on August 31, 2021 about the news published on August 31,2021 in the Valor Econômico newspaper, in the Companies section, under the title: "Unipar wants Braskem's asset on the ABC", which contains the following statements:

"1. We refer to the news published on August 31,2021 in the Valor Econômico newspaper, in the Companies section, under the title: "Unipar wants Braskem's asset on the ABC", which contains the following statements:

Unipar Carbocloro showed Novonor (formerly Odebrecht) an interest in the assets of Braskem at the ABC Petrochemical Complex, in São Paulo, and even presented a non-binding proposal, according to Valor. According to market sources, the integration of the petrochemical complex in São Paulo is strategic for guaranteeing Unipar access to the ethylene, feedstock for the PVC production.

Unipar's interest was expressed to Braskem's controlling company as part of the sale process agreed by Novonor with creditors and resumed this year. Advised by Morgan Stanley, the group initially aimed to fully sell Braskem operations. But, in this process, there was greater interest in specific assets of the company than in the whole.

2. In this regard, we request a statement from the company regarding the veracity of the news, and, if so, explain the reasons why it did not consider it to be a material fact, as well as comment on other information considered important on the subject. ”

With regard to your request, Braskem clarifies that is not a part of any eventual discussions between its shareholders about the sale of their equity interest in Braskem and is not aware of the information contained in the news object of this Official Letter, reason why Braskem requested a clarification from Novonor, which responded as follows:

“We refer to your e-mail dated as of August 31, 2021, through which you request us clarifications on the news published in the newspaper Valor Econômico, in the Companies section, on August 31, 2021, under the title " Unipar wants Braskem's asset on the ABC”.

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Referring to our previous communications, we reiterate that Novonor S.A. has started a process to sell its stake in Braskem S.A., in compliance with commitments assumed with its creditors, being such fact already of public knowledge, since the necessary communications were made.

With regard to this sale process, Novonor S.A. mandated a financial advisor to coordinate it and this is in progress, in the initial phase of analysis of proposals and structuring. Thus, considering the preliminary and confidential nature of the sale process, including confidentiality obligations assumed before the participants, there is currently no fact that should be communicated to the market, in the form of applicable regulation.”

Sincerely,

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.